Via Facsimile and U.S. Mail
Mail Stop 4720

January 25, 2010

Donna J. Blank
Executive Vice President and
Chief Financial Officer
National Financial Partners Corp.
340 Madison Avenue, 19th Floor
New York, NY 10173

Re: National Financial Partners Corp.
 Form 10-K for the Fiscal Year Ended December 31, 2008
 Form 10-Q for the quarterly period ended March 31, 2009
 Form 10-Q for the quarterly period ended September 30, 2009
 File Number: 001-31781

Dear Ms. Blank:

 We have completed our review of your above filings and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief